                         CONSENT OF INDEPENDENT AUDITORS


We hereby consent to the inclusion in this Annual Report on Form 40-F of Points International Ltd. of our audit report dated March 9, 2006 relating to the consolidated financial statements as at and for the years ended December 31, 2005 and 2004.


                                                       /s/ Mintz & Partners LLP


Toronto, Ontario                                        CHARTERED ACCOUNTANTS
March 27,2006